                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934



                        T/SF COMMUNICATIONS CORPORATION
                        -------------------------------
                               (Name of Issuer)



                    Common Stock, $0.10 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)



                                   872857107
                   ----------------------------------------
                                (CUSIP Number)



     Check the following box if a fee is being paid with this statement [X].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


                                  Page 1 of 6
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CUSIP No.:        872857107
                  ---------
--------------------------------------------------------------------------------
1)    Name of Reporting Persons/S.S. or I. R. S. Identification Nos.:
      ---------------------------------------------------------------

              Howard G. Barnett, Jr., S.S. ####-##-####
--------------------------------------------------------------------------------
2)    Check the Appropriate Row if a Member of a Group:
      -------------------------------------------------

              (a)    [ ]    N/A
              (b)    [ ]    N/A
--------------------------------------------------------------------------------
3)    SEC Use Only:
      -------------
--------------------------------------------------------------------------------
4)    Citizenship or Place of Organization:
      -------------------------------------

              United States of America
--------------------------------------------------------------------------------
Number of Shares
Beneficially Owned
by Each Reporting
Person With:         5)      Sole Voting Power:  175,349 shares
                             ------------------
                             ---------------------------------------------------

                     6)      Shared Voting Power: Included in the 668,649 shares
                             --------------------
                             of Common Stock owned beneficially by Howard G. Barnett, Jr. (and in the percentage calculation), are the following:

                             (a) 666,139 shares held in the Revocable Inter Vivos Trust of Florence Lloyd Jones Barnett, of which Mr. Barnett is a Co-Trustee, and

                             (b) 2,510 shares held in the Revocable Inter Vivos Trust of Howard G. Barnett, of which Mr. Barnett is a Co-Trustee.

                             ---------------------------------------------------
                     7)      Sole Dispositive Power:
                             -----------------------

                                   162,887 (Mr. Barnett owns 12,462 shares which are issued and may be voted, but which are subject to future vesting.)
                             ---------------------------------------------------
                     8)      Shared Dispositive Power:
                             -------------------------

                                   668,649 (refer to item 6 above)
--------------------------------------------------------------------------------
9)            Aggregate Amount Beneficially Owned by Each Reporting Person:
              -------------------------------------------------------------

                     831,536

--------------------------------------------------------------------------------
10)           Check if the Aggregate Amount in Row 9 Excludes Certain Shares:
              ---------------------------------------------------------------

                     The aggregate amount reported as beneficially owned in row 9 does not include 26,602 shares of Common Stock owned by Billie T. Barnett, wife of Mr. Barnett.
--------------------------------------------------------------------------------

11)           Percent of Class Represented by Amount in Row 9:
              ------------------------------------------------

                     24.8%
--------------------------------------------------------------------------------
12)           Type of Reporting Person:
              -------------------------

                     IN
--------------------------------------------------------------------------------

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                                  SCHEDULE 13G

Item 1(a)     Name of Issuer:
              ---------------

                     T/SF Communications Corporation

Item 1(b)     Address of Issuer's Principal Executive Offices:
              ------------------------------------------------

                     2407 East Skelly Drive, Tulsa, Oklahoma 74105.

Item 2(a)     Name of Person Filing:
              ----------------------

                     Howard G. Barnett, Jr.

Item 2(b)     Address of Principal Business Office or, if none, Residence:
              ------------------------------------------------------------

                     2407 East Skelly Drive, Tulsa, Oklahoma 74105.

Item 2(c)     Citizenship:
              ------------

                     United States of America.

Item 2(d)     Title of Class of Securities:
              -----------------------------

                     Common Stock, $0.10 par value per share.

Item 2(e)     CUSIP Number:
              -------------

                     872857107.

Item 3        If this statement is filed pursuant to Rules 13d-1(b), or 13d-
              --------------------------------------------------------------
              2(b), check whether the person filing is a:
              -------------------------------------------
                     N/A

Item 4        Ownership. If the percent of the class owned, as of December 31
              ----------
              of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire:

              (a)    Amount Beneficially Owned: Included in the 843,998 shares
                     --------------------------
                     of Common Stock owned beneficially by Howard G. Barnett, Jr. (and in the percentage calculation), are the following:

                     (i) 175,349 shares owned directly by Mr. Barnett, including 3 shares held in the Savings & Retirement Plan of T/SF Communications Corporation;

                     (ii) 666,139 shares held in the Revocable Inter Vivos Trust of Florence Lloyd Jones Barnett, of which Mr. Barnett is a Co-Trustee;

                     (iii) 2,510 shares held in the Revocable Inter Vivos Trust of Howard G. Barnett, of which Mr. Barnett is a Co-Trustee.
                 ---------------------------------------------------------------

              (b)    Percent of Class:
                     -----------------

                           24.8%

              (c)    Number of shares as to which such person has:
                     ---------------------------------------------

                     (i)   sole power to vote or to direct the vote:
                           -----------------------------------------

                                175,349 (refer to Item 4(a) above)

                     (ii)  shared power to vote or to direct the vote:
                           -------------------------------------------

                                668,649 (refer to Item 4(a) above and to Item 6 of cover page)

                     (iii) sole power to dispose or to direct the disposition
                           --------------------------------------------------
                           of:
                           ---
                                162,887 (refer to Item 4(a) above and to Item 7 of cover page) (Mr. Barnett owns 12,462 shares which are issued and may be voted, but which are subject to future vesting.)

                     (iv)  shared power to dispose or to direct the disposition
                           ----------------------------------------------------
                           of:
                           ---
                                668,649 (refer to Item 4(a) above and to Item 8 of cover page)

Item 5        Ownership of Five Percent or Less of a Class:
              ---------------------------------------------

                     N/A

Item 6        Ownership of More than Five Percent on Behalf of Another Person:
              ----------------------------------------------------------------

                     Howard G. Barnett, Jr., has shared voting and dispositive power over the 666,139 shares of Common Stock beneficially owned by him as Co-Trustee of the Revocable Inter Vivos Trust of Florence Lloyd Jones Barnett. The other Co-Trustee of this Trust is Florence Lloyd Jones Barnett, who shares voting and dispositive power over the shares with Mr. Barnett. Mrs. Barnett is the sole beneficiary. The beneficial ownership of these shares is also being reported by Florence Lloyd Jones Barnett on Schedule 13G.

                     Howard G. Barnett, Jr., has shared voting and dispositive power over the 2,510 shares of Common Stock beneficially owned by him as Co-Trustee of the Revocable Inter Vivos Trust of Howard G. Barnett. The other Co-Trustee of this Trust is Howard G. Barnett, who shares voting and dispositive power over the shares with Mr. Barnett. Mr. Barnett, Sr., is the sole beneficiary.

Item 7        Identification and Classification of the Subsidiary Which Acquired
              ------------------------------------------------------------------
              the Security Being Reported on by the Parent Holding Company:
              -------------------------------------------------------------

                     N/A

Item 8        Identification and Classification of Members of the Group:
              ----------------------------------------------------------

                     N/A

Item 9        Notice of Dissolution of Group:
              -------------------------------

                     N/A

Item 10       Certification:
              --------------

                     N/A

Signature:
----------

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

              February 13, 1996
              -------------------------------
              Date


              /s/ Howard G. Barnett, Jr.
              --------------------------------
              Howard G. Barnett, Jr.